December 10, 2010	News Release 10-32

Silver Standard Announces Senior Management Change

Vancouver, British Columbia, December 10, 2010 – Silver Standard Resources Inc. (TSX: SSO) (NASDAQ: SSRI) today announced that George Paspalas has resigned as Chief Operating Officer of the Company effective January 7, 2011.

Mr. Joe Philips will assume responsibility for operations and development activities on an interim basis while the Company completes a comprehensive search for Mr. Paspalas’s successor.

Mr. Philips holds a B.Sc. in Geological Engineering and served most recently as Senior Vice-President of Project Development for Pan American Silver Corp. He brings strong operational experience from roles held in Argentina, Chile, Mexico and Venezuela.

Mr. Smith stated, “We would like to thank George for his service to Silver Standard including the construction and start up of the Pirquitas Mine.  In the interim, we are fortunate to have an executive with Joe’s experience, knowledge and expertise to assist the Company during this period.”

Contact:

Silver Standard Resources Inc.
Michelle Romero
Director, Communications
N.A. toll-free: (888) 338-0046 or Direct: (604) 484-8216
invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Michelle Romero, Director, Communications at invest@silverstandard.com or call (888) 338-0046.

Statements contained in this news release that are not historical fact, such as statements regarding the prospects of the Company's Chief Operating Officer (“COO”) search, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties include, but are not limited to, the company's ability to identify and engage a suitable COO and the other risks and uncertainties described more fully in the Company's Form 20-F as amended and other filings with Canadian regulators and the Securities and Exchange Commission.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law.  For the reasons set forth above, you should not place undue reliance on forward-looking statements.